Exhibit 99.1

Algonquin Power & Utilities Corp. Announces Second Quarter 2013 Financial Results

OAKVILLE, ON, Aug. 14, 2013 /CNW/ - Algonquin Power & Utilities Corp. (TSX: AQN), today announced financial results for the second quarter ended June 30, 2013.

Second Quarter Financial Highlights:

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For the second quarter of 2013, revenue was $148.8 million as compared to $58.7 million in the second quarter of 2012. The increase in revenue over the same period in 2012 is primarily the result of regulated utility acquisitions including the Columbus/Gainsville Gas System, Midwest Gas Systems, EnergyNorth Gas System, Pine Bluff Water System, and Granite State Electric System, as well as the acquisitions of the U.S. Wind Facilities. For the first six months of 2013, APUC generated revenue of $342.1 million as compared to $116.9 million in the first six months of 2012.

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Adjusted Earnings Before Interest, Taxes, Depreciation & Amortization (“Adjusted EBITDA”) was $56.5 million in the second quarter of 2013 as compared to $22.2 million in the second quarter of 2012. The increase in Adjusted EBITDA is primarily related to additional revenues from the aforementioned acquisitions, and increased demand and higher rates at the Calpeco Electric System. APUC generated adjusted EBITDA of $118.9 million for the first six months of 2013 as compared to $43.4 million for the first six months of 2012.

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APUC reported adjusted net earnings of $15.4 million or $0.08 per share in the second quarter of 2013 as compared to adjusted net earnings of $6.5 million or $0.04 per share in the second quarter of 2012. For the first six months of 2013, APUC reported adjusted net earnings of $34.7 million or $0.17 per share as compared to $11.8 million or $0.08 per share for the first six months of 2012.

Second Quarter Corporate Highlights:

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APUC has completed several acquisitions and has announced a number of initiatives that have raised the growth profile for APUC’s earnings and cash flows. Growth arising from the acquisition of several regulated utilities in the U.S. serving over 290,000 customers together with the acquisition of 509.5 MW of wind farms also in the U.S. has resulted in increased earnings and cash flows in the business.

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During the quarter, APUC announced a 9.7% increase in the dividend to shareholders, bringing the total annual dividend to $0.34 per common share, paid quarterly at the rate of $0.085 per common share. The increase is consistent with APUC’s strategy of delivering total shareholder return comprised of attractive dividend yield and capital appreciation founded on increased earnings and cash flows.

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Earlier in the year, an APUC subsidiary entered into an agreement to sell ten small U.S. hydroelectric generating facilities that were no longer considered strategic to the ongoing operations of the Company for gross proceeds of U.S. $27 million. During the quarter, APCo closed the sale of nine of the ten facilities with the sale of the tenth facility expected to close in Q4, 2013.

Second Quarter Growth Highlights:

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On April 1, an APUC subsidiary completed the acquisition of certain regulated natural gas distribution utility systems located in Columbus and Gainesville, Georgia serving approximately 64,000 gas distribution utility customers. Total purchase price for the utility was approximately U.S. $140.7 million plus working capital and closing adjustments for total consideration of U.S. $153.0 million.

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During the quarter, APUC commenced construction of the Cornwall Solar Project, which is a 10 MWac solar project located near Cornwall, Ontario. The project has been granted an Ontario FIT contract by the OPA, with a 20 year term and a rate of $443/MW-hr, resulting in expected annual generation of 13,912 MW-hrs and initial annual revenues of approximately $6.2 million. Construction is expected to be completed late in the fourth quarter of this year with total capital cost targeted at approximately $45 million.

“We continue to see year over year positive contributions from our recent growth in both the power and utilities businesses”, commented Chief Executive Officer Ian Robertson. “The second quarter results show that our strategy has resulted in significant contribution to earnings and cash flows, affirming our growth trajectory. We are well positioned to build out our power development projects and secure accretive utility acquisitions, while maximizing the value of organic investment opportunities in the existing portfolio. These activities are the basis of the upward growth profile of our earnings and cash flows.”

APUC’s supplemental information is available on the web site at www.algonquinpowerandutilities.com.

APUC will hold an earnings conference call at 10:00 a.m. eastern time on Thursday, August 15, 2013, hosted by Chief Executive Officer, Ian Robertson and Chief Financial Officer, David Bronicheski.

Conference call details are as follows:

Date: Thursday, August 15, 2013

Start Time: 10:00 a.m. eastern

Phone Number: Toll free within North America: 1-800-814-860 or Local 416-644-3416.

For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-877-289-8525 or 416-640-1917 access code 4628643# from August 15, 2013 until August 29, 2013.

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. owns and operates a diversified $3.0 billion portfolio of regulated and non-regulated utilities in North America. The company’s regulated utility business is committed to provide water, electricity and natural gas utility services to over 470,000 customers through a nationwide portfolio of regulated generation, transmission and distribution utility systems. The company’s non-regulated electric generation subsidiary owns or has interests in renewable energy and thermal energy facilities representing more than 1,100 MW of installed capacity. Algonquin Power & Utilities Corp. delivers continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN and AQN.PR.A respectively. Visit Algonquin Power and Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report, quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

SOURCE: Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information:

Kelly Castledine

Algonquin Power & Utilities Corp.

2845 Bristol Circle, Oakville, Ontario, L6H 7H7

Telephone: (905)465-4500

Website: www.AlgonquinPowerandUtilities.com

CO: Algonquin Power & Utilities Corp.

CNW 18:40e 14-AUG-13